Exhibit 99.1

Evogene Enters the Field of Insect Resistance

- Initially targeting corn rootworm and soybean aphids, two of the  most devastating and challenging insects -

Rehovot, Israel – April 29, 2014 – Evogene Ltd. (NYSE; TASE: EVGN), a leading plant genomics company specializing in enhancing crop productivity for the food, feed and biofuel industries, disclosed today its entry into the field of plant insect resistance and control. The Company’s initial activities in this important field are focusing on developing seed traits displaying resistance to two key insects, corn rootworm and soybean aphids.

The world-wide damage to crop production due to insects, currently estimated at 20% of global yield, is expected to become an even greater problem in coming years. Among the trends underlying this concern are the growing resistance of insects to currently available insect control products, primarily biotechnology seeds and ag-chemicals, and ongoing regulatory pressures to reduce the widespread use of chemical-based products.

Evogene’s insect resistance activities, which are being undertaken within the Company’s Biotic Stress division, are focused on an innovative approach to the discovery of microbial genes responsible for insecticidal activity. This approach leverages Evogene’s unique infrastructure of computational capabilities and plant genomic knowhow, primarily through the incorporation of huge amounts of microbial genomic data. Such data is only now becoming available due to recent advancements in microbial data generation technologies. Previously, it had been limited to data based on cultured bacteria representing only a small fraction of the potential bacterial sources that can now be addressed.

Obtaining useful information from this newly available microbial “big-data”, presents a major computational challenge requiring the type of broadly applicable and flexible genomic data integration and analysis infrastructure that has been created at Evogene during the past decade. With this underlying infrastructure now in place, Evogene estimates that approximately $10 million of investment will be required over the next few years to expand its existing knowledge base, computational capabilities, testing and validation capabilities to support this new field of activity.

Ofer Haviv, Evogene's President and CEO stated, “Evogene's expansion into this new area of insect resistance, which represents one of the largest markets in the agriculture industry, further demonstrates both the broad applicability of our existing computational discovery infrastructure and its ability to incorporate new technologies, such as in this case with respect to microbial “big-data” generation. We are extremely pleased to disclose today this next natural addition to our commercial areas of focus as we continue to leverage our unique discovery assets in addressing multiple key agriculture needs and opportunities.”

Mr. Haviv continued, "The first insects to be targeted in this important new field of activity, corn rootworm and soybean aphids, are two of the industry's most devastating and challenging insects. For example, the impact of soybean aphids on yield has been estimated to reach as high as 50% in some of the prime soybean growing areas in the United States.  Today, the main approach to tackle aphids is applying chemical insecticides, though their effect is limited as aphids begin developing resistance to such chemicals. A similar problem with growing resistance to available products is being seen with respect to corn rootworm as well as many other pests. Evogene, utilizing its predictive discovery infrastructure, is seeking to identify new gene-based 'modes-of-action' to mitigate the increasing resistance of these two and other insects to existing solutions."

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About Evogene Ltd.
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop quality, productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease), in key crops as corn, soybean, wheat and rice. In addition, Evogene has earlier stage operations in agriculture chemicals and seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +###-##-#### 039
karen.mazor@evogene.com